JinkoSolar Announces Fourth Quarter and Full Year 2012 Results

SHANGHAI, China, April 10, 2013 - JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a leading global solar power product manufacturer, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2012.

Fourth Quarter 2012 Highlights

•	Total solar product shipments were 301.9 megawatts (“MW”), consisting of 252.3 MW of solar modules, 25.3 MW of silicon wafers and 24.3 MW of solar cells. This represents a decrease of 9.9% from 335.2 MW in the third quarter of 2012 and an increase of 33.0% from 227.0 MW in the fourth quarter of 2011.

•	Total revenues were RMB1.17 billion (US$187.3 million), representing a decrease of 12.2% from the third quarter of 2012 and a decrease of 2.6% from the fourth quarter of 2011. The Company entered into certain sales contracts with retainage terms (the “Retainage Contracts”) in the third and fourth quarters of 2012 , under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for the specified period which generally ranges from one year to two years (the “Retainage Period”). In the third quarter of 2012, the Company recognized the full contract price including the retainage as revenue, and on that basis it previously reported total revenue of RMB1.39 billion for the quarter. Given the limited experience the Company has with respect to the collectability of the retainage under Retainage Contracts, the Company has concluded deferring such revenue was the appropriate accounting method and as such has deferred the revenue recognition of the retainage until the customers pay it after the Retainage Period expires. Accordingly, the Company has revised its total revenue for the third quarter of 2012 to RMB1.33 billion by deferring RMB59.8 million from the Retainage Contracts. The total amounts of retainage under the Retainage Contracts that were not recognized as revenue were RMB59.8 million and RMB62.0 million for the quarters ended September 30 and December 31, 2012, respectively. In addition, due to the change in revenue recognition as described in this paragraph, the Company has also revised the previously reported accounts receivable, net - third parties, current assets, total assets and net assets as of September 30, 2012 to RMB2.00 billion, RMB4.95 billion, RMB9.00 billion and RMB2.12 billion.

•	Gross margin was positive 3.8%, compared with positive 5.8% in the third quarter of 2012 and negative 4.4% in the fourth quarter of 2011. The Company’s gross margin for the third quarter of 2012 has been revised from the previously reported 9.9% as a result of the change in the Company’s revenue recognition with respect to the retainage under the Retainage Contracts.

•	In-house gross margin[1] was 5.6%, compared with 8.3% in the third quarter of 2012 and 5.8% in the fourth quarter of 2011. The Company’s in-house gross margin for the third quarter of 2012 has been revised from the previously reported 12.6% as a result of the change in the Company’s revenue recognition with respect to the retainage under the Retainage Contracts.

•	Loss from operations was RMB733.7 million (US$117.8 million), compared with a loss from operations of RMB111.3 million in the third quarter of 2012 and a loss from operations of RMB316.1 million in the fourth quarter of 2011. The Company’s loss from operations for the third quarter of 2012 has been revised from the previously reported RMB51.5 million as a result of the change in the Company’s revenue recognition with respect to the retainage under the Retainage Contracts.

1JinkoSolar defines “in-house gross margin” as the gross margin of PV modules produced using the Company’s in-house produced silicon wafers and solar cells.

•	Net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB761.1 million (US$122.2 million), compared with a net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB114.5 million in the third quarter of 2012 and a net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB366.6 million in the fourth quarter of 2011. The Company’s net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders for the third quarter of 2012 has been revised from the previously reported RMB54.8 million as a result of the change in the Company’s revenue recognition with respect to the retainage under the Retainage Contracts.

•	Diluted loss per share was RMB8.58 (US$1.38), compared with a diluted loss per share of RMB1.29 in the third quarter of 2012 and a diluted loss per share of RMB4.06 in the fourth quarter of 2011. The Company’s diluted loss per share for the third quarter of 2012 has been revised from the previously reported RMB0.62 as a result of the change in the Company’s revenue recognition with respect to the retainage under the Retainage Contracts.

•	Diluted loss per American depositary share (“ADS”) was RMB34.32 (US$5.51), compared with a diluted loss per ADS of RMB5.16 in the third quarter of 2012 and a diluted loss per ADS of RMB16.24 in the fourth quarter of 2011. Each ADS represents four ordinary shares. The Company’s diluted loss per ADS for the third quarter of 2012 has been revised from the previously reported RMB2.48 as a result of the change in the Company’s revenue recognition with respect to the retainage under the Retainage Contracts.

•	Non-GAAP net loss[2] attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the fourth quarter of 2012 was RMB699.5 million (US$112.3 million), compared with a non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB87.6 million in the third quarter of 2012 and a non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB370.8 million in the fourth quarter of 2011. The Company’s Non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders for the third quarter of 2012 has been revised from the previously reported RMB27.8 million as a result of the change in the Company’s revenue recognition with respect to the retainage under the Retainage Contracts.

•	Non-GAAP basic and diluted loss per share in the fourth quarter of 2012 was RMB7.88 (US$1.26). Non-GAAP basic and diluted loss per ADS of RMB31.52 (US$5.06) in the fourth quarter of 2012.

Full Year 2012 Highlights

•	Total solar product shipments for the full year 2012 reached a record high of 1,188.3 MW, consisting of 912.4 MW of solar modules, 197.4 MW of silicon wafers and 78.5 MW of solar cells, an increase of 25.0% from 950.5MW for the full year 2011.

•	Total revenues were RMB4.79 billion (US$769.6 million) for the full year 2012, a decrease of 35.1% from RMB7.38 billion for the full year 2011.

•	Gross margin was 4.8% for the full year 2012, compared with 15.6% for the full year 2011.

2JinkoSolar adjusts net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders to exclude 1) the expenses related to the issuance of convertible senior notes, 2) changes in fair value of convertible senior notes and capped call options, 3) interest expenses on the convertible senior notes, and 4) the exchange gain on the convertible senior notes and capped call options.

•	Net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB1.54 billion (US$247.6 million) for the full year 2012, compared with a net income of RMB273.3 million for the full year 2011.

•	Diluted loss per share for the full year 2012 was RMB17.38 (US$2.79), compared with a diluted loss per share of RMB1.23 for the full year 2011.

•	Diluted loss per ADS for the full year 2012was RMB69.52 (US$11.16), compared with a diluted loss per ADS of RMB4.92 for the full year 2011.

•	Non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders for the full year 2012 were RMB1.42 billion (US$227.2 million), compared with a non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB4.4 million for the full year 2011.

•	Non-GAAP basic and diluted loss per share the full year 2012 were RMB15.94 (US$2.56), and non-GAAP basic and diluted loss per ADS the full year 2012 were RMB 63.76 (US$10.23).

“Our business continued to face significant challenges during the fourth quarter due to continued module oversupply and the economic uncertainties lingering over the global economy,” commented Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer. “Despite these challenges, we were able to maintain positive gross margins while shipping a record high 1,188.3MW during 2012, of which 912.4MW were solar modules. I believe that these results demonstrate the effectiveness of our strategy and ability to adapt to the changing environment and conditions of our diversified markets and locations.”

“Our working capital has continued to improve during the fourth quarter as we achieved positive operating cash flow. Our financial position improved with the RMB800 million corporate bonds we issued in January 2013. I am proud of the fact that JinkoSolar has been the only Chinese solar company to date to have successfully issued corporate bonds in 2013, reflecting strong market confidence in our long-term growth potential and sustainable business development.

“In addition to our improved cash position, JinkoSolar’s advanced technology, high product quality and reputation as a reliable partner has allowed us to establish even stronger relationships with our customers around the globe and, very importantly, attract repeat business. JinkoSolar recently launched the new “Eagle” series of modules, the world’s first potential induced degradation free modules to be certified under weather conditions of 85 degrees Celsius and 85% relative humidity. The “Eagle” series of modules represent the new world standard JinkoSolar has set for high performance and reliability. Strong sales during the fourth quarter brought our inventory levels down to an industry-low of $84.7 million as of December 31, 2012, a decrease of approximately $50.9 million from September 30, 2012. We now have more than 160 customers and are active in 20 different countries, which is a true testament to the increasing global appeal of our brand.”

“As the European economies continue to struggle, we are focused on diversifying our presence in emerging solar markets such as China, Japan, the United States, South Africa and India. Although we entered the Japanese market relatively late, we have established a considerable market presence and become a serious competitor in the market. With more than 100MW worth of shipments to Japan already signed, we are confident about future opportunities as we adjust our strategy to Japan’s rapidly maturing market. We also expect the United States market to account for a large portion of the global growth in the coming year. Having adjusted our strategy to accommodate the AD/CVD tariffs, the United States’ market is poised to contribute a considerable portion of our growth. In addition, in the fourth quarter of 2012, we have secured 60MW sales to India. We also announced last week the signing of a 115MW contract in South Africa, the second large contract we have signed in that country so far. China presents significant opportunities for us as we expand our project development and EPC business there alongside our module sales. As one of the first solar companies tapping into the growth potential of China’s solar market, we have managed to secure multiple contracts and repeat business. That has allowed us to quickly become one of the best-known PV module brands in China. Recently, we signed a three-year framework agreement of 600MW modules with China Three Gorges New Energy Corp. following the 50MW contract signed in October 2012. With our strong brand name and reputation for high quality and reliability in China, we are well positioned to capture future growth.”

“Although the prospects for the global solar industry remain uncertain, especially in light of the recent adverse developments in the industry, we are optimistic about our future development based on our current financial and operational strengths. We believe that our long-term growth prospects will further strengthen as our strong client relationships and reputation, which will bring us new and exciting business opportunities. We plan to continue to manage our business prudently and leverage our industry leading technology and cost structure along with our improved financial position to seize market opportunities and drive future growth.”

Fourth Quarter 2012 Financial Results

Total Revenues

Total revenues in the fourth quarter of 2012 were RMB1.17 billion (US$187.3 million), a decrease of 12.2% from RMB1.33 billion in the third quarter of 2012 and a decrease of 2.6% from RMB1.20 billion in the fourth quarter of 2011.The sequential decrease in revenues was primarily due to an industry-wide decline in average selling prices (“ASPs”) of solar products and a decrease in solar module shipments during the fourth quarter of 2012. The Company has revised its total revenue for the third quarter of 2012 from the previously reported RMB1.39 billion.

Gross/(Loss) Profit and Gross Margin

Gross profit in the fourth quarter of 2012 was RMB44.0 million (US$7.1 million), compared with a gross profit of RMB77.6 million in the third quarter of 2012 and a gross loss of RMB52.3 million in the fourth quarter of 2011. The Company has revised its gross profit for the third quarter of 2012 from the previously reported RMB137.4 million.

Gross margin was positive 3.8% in the fourth quarter of 2012 compared with positive 5.8% in the third quarter of 2012 and negative 4.4% in the fourth quarter of 2011.The Company has revised its gross margin for the third quarter of 2012 from the previously reported 9.9%.

In-house gross margin relating to the Company’s in-house silicon wafer, solar cell and solar module production was 5.6% in the fourth quarter of 2012, compared with 8.3% in the third quarter of 2012 and 5.8% in the fourth quarter of 2011. The Company has revised its in-house gross margin for the third quarter of 2012 from the previously reported 12.6%.

Income/ (Loss) from Operations and Operating Margin

Loss from operations in the fourth quarter of 2012 was RMB733.7 million (US$117.8 million), compared with a loss from operations of RMB111.3 million in the third quarter of 2012 and a loss from operations of RMB316.1 million in the fourth quarter of 2011. Operating margin in the fourth quarter of 2012 was negative 62.9%, compared with negative 8.4% in the third quarter of 2012 and negative 26.4% in the fourth quarter of 2011. The Company has revised its loss from operations and operating margin for the third quarter of 2012 from the previously reported RMB51.5 million and negative 3.7%, respectively.

Total operating expenses in the fourth quarter of 2012 were RMB777.7 million (US$124.8 million), an increase of 311.7% from RMB188.9 million in the third quarter of 2012 and an increase of 194.8% from RMB263.8 million in the fourth quarter of 2011.

In the fourth quarter of 2012, a provision for bad debts of RMB364.1 million (US$58.4 million) was recognized and recorded as general and administrative expenses, primarily due to the increase in overdue balance of accounts receivable, compared to RMB11.7 million in the third quarter of 2012 and RMB39.9 million in the fourth quarter of 2011. In addition, the Company recognized an impairment of long-lived assets for obsolete production lines of RMB65.5 million (US$10.5 million) due to the continuing technology innovation in the solar industry.

In the fourth quarter of 2012, the Company wrote off equipment prepayments of RMB44.2 million (US$7.1 million) as a result of change of procurement plan. JinkoSolar further recognized a provision of RMB93.2 million (US$15.0 million) on inventory purchase prepayment under long-term polysilicon supply contracts as a result suspension of the supplier’s production.

Total operating expenses excluding non-cash charges, consisting of provision for bad debts, an impairment of long-lived assets, a write-off for equipment prepayment and a provision for the Company’s inventory purchase prepayment under long-term polysilicon supply contracts, were RMB210.7 million (US$33.8 million) in the fourth quarter of 2012, compared to RMB177.2 million in the third quarter of 2012 and RMB218.2 million in the fourth quarter of 2011.

Total operating expenses excluding non-cash charges as a percentage of total net revenues were 18.1% in the fourth quarter of 2012, compared to 13.3% in the third quarter of 2012 and 18.2% in the fourth quarter of 2011. The increase in the percentage of total net revenues mainly resulted from the decline of revenues in the fourth quarter of 2012.

Interest Expense, Net

Net interest expense in the fourth quarter of 2012 was RMB56.3 million (US$9.0 million), an increase of 8.8% from RMB51.8 million in the third quarter of 2012 and an increase of 6.1% from RMB53.1 million in the fourth quarter of 2011.

Exchange Gain / (Loss)

Due to the appreciation of the Euro against the RMB during the fourth quarter of 2012, the Company recorded an exchange gain of RMB59.7 million (US$9.6 million) in the fourth quarter of 2012, which was primarily due to a foreign currency exchange gain of RMB9.7 million (US$1.6 million) and gain in fair value of forward contracts of RMB50.0 million (US$8.0 million). By comparison, the Company had net exchange gain of RMB44.2 million in the third quarter of 2012 and net exchange loss of RMB28.3 million in the fourth quarter of 2011.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

JinkoSolar recognized a loss from a change in fair value of convertible senior notes and capped call options of RMB68.7 million (US$11.0 million) in the fourth quarter of 2012.

Income Tax Expense (Benefit)

JinkoSolar recognized a tax expense of RMB83,132 (US$13,344) in the fourth quarter of 2012, compared with a tax expense of RMB1.3 million in the third quarter of 2012 and a tax gain of RMB18.0 million in the fourth quarter of 2011.

Net Income (Loss) and Earnings (Loss) per Share

Net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the fourth quarter of 2012 was RMB761.1 million (US$122.2 million), compared with a net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB114.5 million in the third quarter of 2012 and a net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB366.6 million in the fourth quarter of 2011. The Company has revised its net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders for the third quarter of 2012 from the previously reported RMB54.8 million.

Basic and diluted loss per share was RMB8.58 (US$1.38) in the fourth quarter of 2012. Basic and diluted loss per ADS was RMB34.32 (US$5.51) in the fourth quarter of 2012.

Non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the fourth quarter of 2012 was RMB699.5 million (US$112.3 million), compared with a non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB87.6 million in the third quarter of 2012 and a non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB370.8 million in the fourth quarter of 2011. The Company has revised its non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders for the third quarter of 2012 from the previously reported RMB27.8 million.

Non-GAAP basic and diluted loss per share in the fourth quarter of 2012 was RMB7.88 (US$1.26). This translates into non-GAAP basic and diluted loss per ADS of RMB31.52 (US$5.06) in the fourth quarter of 2012.

Financial Position

As of December 31, 2012, the Company had RMB419.9 million (US$67.4 million) in cash and cash equivalents and restricted cash, compared with RMB580.0 million of cash and cash equivalents and restricted cash as of December 31, 2011.

As of December 31, 2012, total short-term borrowings including the current portion of long-term bank borrowings were RMB2.25 billion (US$360.4 million), compared with RMB2.20 billion as of December 31, 2011, and total long-term borrowings were RMB167.0 million (US$26.8 million), compared with RMB155.5 million as of December 31, 2011.

As of December 31, 2012, the Company’s working capital balance was negative RMB2.25 billion (US$361.6 million), compared with negative RMB1.03 billion as of December 31, 2011.

Full Year 2012 Financial Results

Total Revenues

Total revenues for the full year 2012 were RMB4.79 billion (US$769.6 million), a decrease of 35.1% from RMB7.38 billion for the full year 2011. The decrease was primarily due to the decrease in ASPs which were offset by increased shipments.

Gross Profit and Gross Margin

Gross profit for the full year 2012 was RMB232.2 million (US$37.3 million), a decrease of 79.8% from RMB1.15 billion for the full year 2011. Gross margin was 4.8% for the full year 2012, compared with 15.6% for the full year 2011. The gross margin decrease was primarily due to the decrease in ASPs which were in excess of both lower polysilicon purchase prices and reduction in non-silicon manufacturing cost per watt in 2012.

(Loss) / Income from Operations and Operating Margin

Loss from operations for the full year 2012 was RMB1.23 billion (US$198.0 million), compared with an income from operations of RMB315.9 million for the full year 2011. Operating margin for the full year 2012 was negative 25.7%, compared with positive 4.3% for the full year 2011. Total operating expenses for the full year 2012 were RMB1.47 billion (US$235.3 million), an increase of 75.8% from RMB834.0 million for the full year 2011. Operating expenses represented 30.6% of total revenues for the full year 2012, compared with 11.3% for the full year 2011. The increase in operating expenses was primarily attributable to the recognition of non-cash charges including provision for bad debts of RMB412.5 million (US$66.1 million), an impairment of long-lived assets of RMB65.5 million (US$10.5 million), a write-off for equipment prepayment of RMB44.2 million (US$7.1 million) and provisions for inventory purchase prepayment under long-term polysilicon supply contracts of RMB223.0 million (US$35.8 million).

Interest Expense, Net

Net interest expense for the full year 2012 was RMB221.7 million (US$35.6 million), an increase of 21.5% from RMB182.5 million in 2011. The increase was primarily attributable to an increase in interest expenses as a result of the full year impact of convertible senior notes and increase of short-term borrowings during 2012.

Exchange Gain/(Loss)

In 2012, the Company entered into foreign currency forward contracts with local banks to hedge exposure to foreign exchange risks. JinkoSolar had a net loss in foreign currency exchange of RMB45.5 million (US$7.3 million) for the full year 2012, compared with a net loss of RMB102.4 million in 2011, primarily due to the exchange loss resulting from the depreciation of the Euro and U.S. dollar against RMB.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

JinkoSolar recognized a loss from a change in fair value of convertible senior notes and capped call options of RMB97.2 million (US$15.6 million) for the full year 2012.

Income Tax Expense

The Company recognized a tax benefit of RMB8.9 million (US$1.4 million) for the full year 2012 primarily mainly due to the true-up recorded for income tax credits applicable to the Company in 2011 which were approved by the tax authorities in the second quarter of 2012, compared with a tax expense of RMB81.1 million in 2011.

Net Income and Earnings per Share

Net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders for the full year 2012 was RMB1.54 billion (US$247.6 million), compared with a net income of RMB273.3 million in 2011.

Basic and diluted loss per share for the full year 2012 was RMB17.38 (US$2.79). This translates into basic and diluted earnings per ADS of RMB69.52 (US$11.16) for the full year 2012.

Non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders for the full year 2012 was RMB1.42 billion (US$227.2 million), compared with a non-GAAP net income of RMB4.4 million in 2011.

Non-GAAP basic and diluted loss per share for the full year 2012 were RMB15.94 (US$2.56), which translates into non-GAAP basic and diluted loss per ADS of RMB63.76 (US$10.23) for the full year 2012.

Fourth Quarter and Full Year 2012 Operational Highlights

Solar Product Shipments

Total solar product shipments in the fourth quarter of 2012 were 301.9 MW, consisting of 252.3 MW of solar modules, 25.3MW of silicon wafers and 24.3 MW of solar cells. In comparison, total shipments for the third quarter of 2012 were 335.2 MW, consisting of 280.0 MW of solar modules, 28.6 MW of silicon wafers and 26.6 MW of solar cells, and total solar product shipments in the fourth quarter of 2011 were 227.0MW, consisting of 169.1 MW of solar modules, 41.0 MW of silicon wafers and 16.9 MW of solar cells.

Total solar product shipments for the full year 2012 were 1,188.3 MW, consisting of 912.4 MW of solar modules, 197.4 MW of silicon wafers and 78.5 MW of solar cells. In comparison, total shipments for the full year 2011 were 950.5 MW, consisting of 760.8 MW of solar modules, 134.7 MW of silicon wafers and 55.0 MW of solar cells. Total solar product shipments and solar module shipments increased by 27.0% and 20.0%, respectively, from 2011to 2012.

Solar Products Production Capacity

As of December 31, 2012, the Company’s in-house annual silicon wafer, solar cell and solar module production capacity remained at approximately 1,200 MW each.

Recent Business Developments

•	In October 2012, JinkoSolar won a bid from China Three Gorges New Energy Corp., a wholly-owned subsidiary of China Three Gorges Corporation, to supply 50MW of solar modules for a PV power plant in Gansu Province, China.

•	In October 2012, JinkoSolar supplied 5.7MW of solar modules for a 11.6MW solar power station located on an abandoned strip mine in Starkenberg, Thuringia, Germany.

•	In December 2012, JinkoSolar entered into a strategic cooperation agreement with the Guangdong Branch of China Development Bank, which agreed to provide financing-cooperation to JinkoSolar (Switzerland) AG of up-to US$1 billion over a five-year period.

•	In December 2012, JinkoSolar signed a contract with WBHO-Building Energy to supply 81MW of solar modules to a solar PV park project in Gamagara Local Municipality, Northern Cape Province, South Africa.

•	In December 2012, JinkoSolar signed a strategic cooperation agreement with Jinchuan Group, a Chinese state-owned enterprise, to jointly invest in and develop a 200MW PC solar power plant in Jinchang, Gansu Province, China. Once connected to the grid, the project will become one of Asia’s largest independent PV solar power plants.

•	In January 2013, JinkoSolar unveiled a new series of “Eagle” solar modules. The Eagle series modules represent a new standard for high performance and reliability and were the world's first potential induced degradation free modules to be certified to operate under weather conditions of 85 Degrees Celsius 85% relative humidity.

•	In February 2013, JinkoSolar successfully completed the issuance of six-year bonds with a principal amount of RMB800 million. The bonds bear a fixed annual interest rate of 8.99% and will mature on January 29, 2019. The interest rate is based on current one year SHIBOR (Shanghai Interbank Offered Rate) of 4.40% plus 459 basis points (4.59%).

•	In February 2013, JinkoSolar entered into a strategic cooperation agreement with China Three Gorges New Energy Corp. to deliver, during the three years from 2013 to 2015, a total of 600MW of its high efficiency solar panels to be installed in western China.

•	In April, JinkoSolar signed a RMB360 million 15-year loan agreement with China Development Bank ("CDB"). The financing will be used to develop its domestic PV solar power plant projects.

Operations and Business Outlook

First Quarter and Full Year 2013 Guidance

For the first quarter of 2013, total solar module shipments are expected to be between 270 MW and 300 MW. For the full year 2013, total solar module shipments are expected to be between 1.2 GW and 1.5 GW, and total project development scale is expected to be between 200 MW and 300 MW. The Company expects to maintain in-house annual silicon wafer, solar cell and solar module production capacity at approximately 1,200 MW each by the end of 2013.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Wednesday, April10, 2013 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-2475-0994
U.S. Toll Free:	+1-866-519-4004
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the pass code to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Daylight Time, April 17, 2013. The dial-in details for the replay are as follows:

International:	+61-2-8199-0299
U.S. Toll Free:	+1-855-452-5696
Passcode:	24434559

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar

JinkoSolar is a leading solar power product manufacturer with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai, China; Munich, Germany; Bologna, Italy; Montpellier, France; Zug, Switzerland; San Francisco, the United States; Queensland, Australia; Ontario, Canada and Singapore.

JinkoSolar has built a vertically integrated solar product value chain with an integrated annual capacity of approximately 1.2 GW each for silicon ingots, silicon wafers, solar PV cells and solar PV modules as of December 31, 2012. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Germany, Italy, Belgium, Spain, the United States, France, Eastern Europe, China, India, Japan and other countries and regions.

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income (loss), non-GAAP Earnings (Loss) Per Share, non-GAAP earnings (loss) per ADS and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to convertible senior notes and capped call options:

●	Non-GAAP net income (loss) is adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options;

●	Non-GAAP earnings (loss) per share and non-GAAP earnings (loss) per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options as well as incremental shares for assumed conversions of convertible senior notes; and

●	Non-GAAP diluted weighted average ordinary shares outstanding are adjusted to exclude incremental shares for assumed conversions of convertible senior notes.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2012, which was RMB6.2301to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2012. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21 6061 1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5826-4939

Email: carnell@christensenir.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	December 31, 2011	September 30,2012	December 31, 2012		Notes
	RMB	RMB	RMB	USD
Revenues from third parties	1,167,324	1,306,180	1,116,516	179,213	A

Revenues from related parties	31,109	23,349	50,650	8,130

Total revenues	1,198,433	1,329,529	1,167,166	187,343	A

Cost of revenues	(1,250,708)	(1,251,910)	(1,123,171)	(180,281)

Gross profit	(52,275)	77,619	43,995	7,062	A

Operating expenses:
Selling and marketing	(88,288)	(90,420)	(84,686)	(13,593)
General and administrative	(165,400)	(81,545)	(510,056)	(81,870)
Research and development	(10,112)	(16,944)	(20,256)	(3,251)
Provision for advance to suppliers	-	-	(97,230)	(15,606)
Impairment of long lived assets	-	-	(65,476)	(10,510)
Total operating expenses	(263,800)	(188,909)	(777,704)	(124,830)

Loss from operations	(316,075)	(111,290)	(733,709)	(117,768)	A
Interest expenses, net	(53,093)	(51,757)	(56,320)	(9,040)
Subsidy income	4,897	-	40,619	6,520
Exchange (loss)/gain	(60,796)	49,069	9,704	1,558
Other (expense)/income, net	(716)	12,414	(4,070)	(653)
Change in fair value of forward contracts	32,499	(4,873)	50,000	8,026
Change in fair value of convertible senior notes and capped call options	8,663	(6,801)	(68,671)	(11,022)
Loss before income taxes	(384,621)	(113,238)	(762,447)	(122,379)	A
Income tax benefit/(expense)	17,988	(1,289)	(83)	(13)
Equity in losses of affiliated companies	-	-	(16)	(3)
Net loss	(366,633)	(114,527)	(762,546)	(122,395)	A
Less: Net (income)/loss attributable to non-controlling interests	(17)	2	(1,411)	(226)
Net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(366,616)	(114,529)	(761,135)	(122,169)	A
Net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	(4.06)	(1.29)	(8.58)	(1.38)	A
Diluted	(4.06)	(1.29)	(8.58)	(1.38)	A

Net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	(16.24)	(5.16)	(34.32)	(5.51)	A
Diluted	(16.24)	(5.16)	(34.32)	(5.51)	A

Weighted average ordinary shares outstanding:
Basic	90,358,034	88,740,778	88,742,978	88,742,978
Diluted	90,358,034	88,740,778	88,742,978	88,742,978

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Net loss	(366,633)	(114,527)	(762,546)	(122,395)	A
Other comprehensive income:
-Foreign currency translation adjustments	667	(609)	507	81
Comprehensive income/ (loss)	(365,966)	(115,136)	(762,039)	(122,314)
Less: comprehensive income/ (loss) attributable to non-controlling interest	(17)	2	(1,411)	-226.00
Comprehensive loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(365,949)	(115,138)	(760,628)	(122,088)	A

NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(366,616)	(114,529)	(761,135)	(122,169)	A

Change in fair value of convertible senior notes and capped call options	(8,663)	6,801	68,671	11,022

4% of interest expense of convertible senior notes	7,877	6,192	9,356	1,502

Exchange (loss)/gain on convertible senior notes and capped call options	(3,355)	13,985	(16,440)	(2,639)

Non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders-	(370,757)	(87,551)	(699,548)	(112,284)	A

Non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share -
Basic	(4.10)	(0.99)	(7.88)	(1.26)	A
Diluted	(4.10)	(0.99)	(7.88)	(1.26)	A

Non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	(16.40)	(3.96)	(31.52)	(5.06)	A
Diluted	(16.40)	(3.96)	(31.52)	(5.06)	A

Non-GAAP weighted average ordinary shares outstanding -
Basic	90,358,034	88,740,778	88,742,978	88,742,978
Diluted	90,358,034	88,740,778	88,742,978	88,742,978

Notes A: In the third and fourth quarters of 2012, the Company entered into certain sales contracts with retainage terms (the “Retainage Contracts”) , under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage until after a specified period which generally range from one to two years (the “Retainage Period”). In the third quarter of 2012, the Company recognized the full contract price including the retainage as revenue, and on that basis it previously reported total revenue of RMB1.39 billion for the quarter. Given the limited experience the Company has with respect to the collectability of the retainage under Retainage Contracts, the Company has concluded deferring such revenue was the appropriate accounting and as such deferring the revenue recognition of the retainage until the customers pay it after the Retainage Period expires. Accordingly, the Company has revised its total revenue for the third quarter of 2012 to RMB1.33 billion by deferring RMB59.8 million from the Retainage Contracts. As a result, the corresponding gross profit, loss from operations, loss before income taxes, net loss, net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders, basic and diluted loss per share/ADS, comprehensive loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders, non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders have been revised. In addition, due to the change in revenue recognition as described in the foregoing, the Company has also revised the previously reported accounts receivable, net - third parties, current assets, total assets and net assets as of September 30, 2012 to RMB2.00 billion, RMB4.95 billion, RMB9.00 billion and RMB2.12 billion.

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	2011	2012
	RMB	RMB	USD
Revenues from third parties	7,352,363	4,593,413	737,294

Revenues from related parties	32,588	201,356	32,320

Total revenues	7,384,951	4,794,769	769,614

Cost of revenues	(6,235,100)	(4,562,531)	(732,337)

Gross profit	1,149,851	232,238	37,277

Operating expenses:
Selling and marketing	(338,382)	(343,407)	(55,121)
General and administrative	(465,591)	(760,807)	(122,118)
Research and development	(29,993)	(68,960)	(11,069)
Provision for advance to suppliers	-	(227,073)	(36,448)
Impairment of long lived assets	-	(65,476)	(10,510)
Total operating expenses	(833,966)	(1,465,723)	(235,266)

Profit/Loss from operations	315,885	(1,233,485)	(197,989)
Interest expenses, net	(182,502)	(221,720)	(35,589)
Convertible senior notes issuance costs	(30,154)	-	-
Subsidy income	25,554	40,903	6,565
Exchange (loss)/gain	(138,994)	(36,473)	(5,854)
Other (expense)/income, net	28,257	4,264	684
Change in fair value of forward contracts	36,605	(9,043)	(1,452)
Change in fair value of convertible senior notes and capped call options	299,748	(97,161)	(15,595)
Income/(loss) before income taxes	354,399	(1,552,715)	(249,230)
Income tax (expense)/benefit	(81,073)	8,918	1,431
Equity in profits of affiliated companies	-	(16)	(3)
Net income/(loss)	273,326	(1,543,813)	(247,802)
Less: Net income attributable to non-controlling interests	(17)	(1,394)	(224)
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	273,343	(1,542,419)	(247,578)
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	2.91	(17.38)	(2.79)
Diluted	(1.23)	(17.38)	(2.79)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	11.64	(69.52)	(11.16)
Diluted	(4.92)	(69.52)	(11.16)

Weighted average ordinary shares outstanding:
Basic	93,966,535	88,752,706	88,752,706
Diluted	102,686,971	88,752,706	88,752,706

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Net income/ (loss)	273,326	(1,543,813)	(247,802)
Other comprehensive income:
-Foreign currency translation adjustments	(135)	371	60
Comprehensive income/ (loss)	273,191	(1,543,442)	(247,742)
Less: comprehensive income/ (loss) attributable to non-controlling interest	(17)	(1,394)	(224)
Comprehensive income/ (loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	273,208	(1,542,048)	(247,518)

NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	273,343	(1,542,419)	(247,578)

Change in fair value of convertible senior notes and capped call options	(299,748)	97,161	15,595

Convertible senior notes issuance costs	30,154	-	-

4% of interest expense of convertible senior notes	19,856	31,045	4,983

Exchange (loss) on convertible senior notes and capped call options	(19,255)	(944)	(152)

Non-GAAP net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders-	4,350	(1,415,157)	(227,152)

Non-GAAP net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share -
Basic	0.05	(15.94)	(2.56)
Diluted	0.05	(15.94)	(2.56)

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	0.20	(63.76)	(10.23)
Diluted	0.20	(63.76)	(10.23)

Non-GAAP weighted average ordinary shares outstanding -
Basic	93,966,535	88,752,706	88,752,706
Diluted	95,121,675	88,752,706	88,752,706

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2011 (Note 1)	December 31, 2012
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	433,851	279,130	44,803
Restricted cash	146,175	140,761	22,594
Short-term investments	494,215	722,461	115,963
Accounts receivable, net - related parties	31,010	105,531	16,939
Accounts receivable, net - third parties	1,600,207	1,712,685	274,905
Notes receivable	17,280	1,424	229
Advances to suppliers, net - third parties	208,104	63,553	10,201
Inventories	798,075	527,962	84,744
Forward contract receivables	64,955	12,930	2,075
Other receivables—related parties	691	5,840	937
Prepayments and other current assets	813,910	413,331	66,344

Total current assets	4,608,473	3,985,608	639,734

Non-current assets:
Restricted cash	-	14,800	2,376
Project Assets	-	536,391	86,097
Long term investment	-	35,184	5,647
Property, plant and equipment, net	3,840,799	3,329,873	534,481
Land use rights, net	368,043	365,749	58,707
Intangible assets, net	3,656	6,374	1,023
Advances to suppliers to be utilized beyond one year	209,631	-	-
Capped call options	16,408	16,131	2,589
Other assets	129,388	82,210	13,196

Total assets	9,176,398	8,372,320	1,343,850

LIABILITIES
Current liabilities:
Accounts payable - related parties	35,888	30,045	4,823
Accounts payable - third parties	340,999	1,347,327	216,261
Notes payable	909,831	1,149,137	184,449
Accrued payroll and welfare expenses	176,648	206,425	33,133
Advances from customers	85,524	121,031	19,427
Income tax payables	32,884	3	0
Other payables and accruals	813,027	815,893	130,960
Other payables due to a related party	1,094	2,271	365
Forward contract payables	5,524	5,491	881
Bonds payable and accrued interests	1,039,635	313,690	50,351
Short-term borrowings from third parties, including current portion of long-term bank borrowings	2,200,032	2,245,631	360,449
Guarantee liabilities	1,500	1,500	241

Total current liabilities	5,642,586	6,238,444	1,001,340

Non-current liabilities:
Long-term borrowings	155,500	167,000	26,805
Long-term payables	-	146	23
Accrued warranty costs – non-current	85,362	109,338	17,550
Convertible senior notes	387,777	483,582	77,620
Forward contract payables-long term	-	-	-

Total long term liabilities	628,639	760,066	121,998

Total liabilities	6,271,225	6,998,510	1,123,338

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 89,435,058 and 88,758,778 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	13	13	2
Additional paid-in capital	1,507,225	1,524,729	244,736
Statutory reserves	178,984	179,041	28,738
Accumulated other comprehensive (loss)/income	(135)	236	38
Treasury stock, at cost; 1,028,920 and 1,723,200 of ordinary shares as of December 31, 2011 and 2012, respectively	(8,354)	(13,876)	(2,227)
Retained earnings	1,217,457	(325,022)	(52,170)

Total JinkoSolar Holding Co., Ltd. shareholders' equity	2,895,190	1,365,121	219,117

Non-controlling interests	9,983	8,689	1,395

Total liabilities and shareholders' equity	9,176,398	8,372,320	1,343,850

Note 1: The Condensed Consolidated Balance Sheet as of December 31, 2011 was derived from the audited consolidated financial statements.